Flying Ship Technologies, Corp.



ANNUAL REPORT

703 Galloway Dr. SE

Leesburg, VA 20175

0

https://flyingship.co

This Annual Report is dated April 27, 2022.

BUSINESS

Flying Ship Technologies, Corp. has taken proven technology harnessing the aerodynamic principle of ground effect and artificial intelligence, sensing and control solutions to create advanced, unmanned cargo vessels that fly on a pocket of air just over the water. These Flying Ships are classified as maritime wing-in-ground effect vessels, not aircraft, and are able to dock using existing marinas, beaches and boat ramps to efficiently deliver goods. The Company is currently in the early development stage and developing its prototype product.

These revolutionary vessels enable shippers to deliver to hard to reach locations utilizing a flexible distributed logistics network, rather than being restricted by a legacy spoke-and-hub model. Within the next three years, zero-emission Flying Ships are on track to provide access to countless delivery points at an order of magnitude faster than traditional cargo ships and at one-tenth the cost of helicopters.

Flying Ships will provide a faster, green alternative to trucking and rail for logistics along congested coastlines, such as the I-95 and I-5 corridors. Our vessels will also provide a cost effect alternative to airfreight for delivering expensive or time critical goods to difficult to reach locations, such as islands with limited infrastructure, e.g. Caribbean and Southeast Asia, and these vessels will provide a more reliable solution than boats regions where the waterways are susceptible to freezing, e.g. Arctic and Great Lakes.

Intellectual Property

The CEO has filed intellectual property to support Flying Ship Technologies. The three subject filed patent applications for the basis of the Flying Ship Vessel may be assigned upon securing stage funding to proceed with the continued development. The assignment of the patent applications requires legal support and funding for assignment. The company plans and is committed to continuing to develop state-of-the-art technology and add to the portfolio of intellectual property to enhance the Flying Ship Vessel delivery system. Please refer to the company's risk factors for further details.

The Company's Officers

The Company's Chief Executive Officer and Chief Operating Officer both currently each have their own private consulting LLCs and the Chief Executive Officer is also involved in two other businesses. At this time, their primary sources of income come from these businesses and they dedicate approximately 60% of their time to Flying Ship. Both executives plan to focus 100% of their time on Flying Ship once the company receives additional funding.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $150,000.00
Number of Securities Sold: 45,000
Use of proceeds: Building our second ground effect vessel and marketing
Date: May 14, 2021
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $8,655.00
Number of Securities Sold: 8,655,000
Use of proceeds: Developing the team to raise more capital
Date: May 10, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $300.00
Number of Securities Sold: 300,000
Use of proceeds: Developing the team to raise additional capital
Date: May 10, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

Our investment plan has accounted for us to operate the business without revenue until the end of 2024. Our business plan is aligned with our project development plan and investment portfolio to achieve interim milestones and reviews. Our investment profile, business and project plan objective is to realize the first commercial full scale production vessel. In addition, funding is also augmented with government research and development funding through a number of agency small business initiatives that Flying Ship Technologies, Corp. is actively pursuing. Our supplier partners have and will continue to invest in the Flying Ship program to achieve the first production vessel.

Foreseeable major expenses based on projections:

Flying Ship Technologies, Corp.'s major expenses are in the areas of engineering, development and testing, employees, sales & marketing and government and regulatory affairs. Our project plan and budget has highlighted the top 3 expenses are in the area of Aerodynamic Structures, Engines/Propulsion and Artificial Intelligence (AI) System development. These are the most critical systems / major expenses that need to work in harmony to realize an effective and efficient operation of the Flying Ship vessels.

Future operational challenges:

The future operational challenges are driven by new system acceptance and regulatory in nature. The International Maritime Organization (IMO) governs and oversees ground effect vessels. Ground Effect is not a new concept. However, the new concept is autonomous ground effect. Regulatory compliance and safety are paramount for the Flying Ship and working with the IMO and local regional country authorities will require reviews and approvals. Our approach is to work with the agencies and regions that need autonomous maritime solutions and drive the need from the countries and regions while working closely with the regulatory on compliance and acceptance. Start small and scale up. This is a new, unique, safe, eco-friendly, and compliant system.

Future challenges related to capital resources:

The future challenges are driven by the development costs and securing funding when the development costs are required. We have mitigated the challenges by our project plan. Our team of industry experts and experience coupled with the industry supplier partners has mitigated these challenges. We have further mitigated these challenges by alternate funding

sources through raising additional investment from investment institutions, family funds and high net-worth individuals as well as securing government contracts through various agencies.

Future milestones and events:

Our project milestone plan includes development gates that increases the technical development and technical readiness levels (TRL). Our project is at TRL 5. Increase TRLs and securing additional letters of intent and purchase orders will increased the company valuation and progressing to the first full-scale production vessel. Our efforts for additional commercial and government customers is realized through an aggressive business development plan, sub-scale vessel demonstrations and voice of the customer events to build in acceptable and securing customer orders. Realizing orders, technical development roadmap, increased company valuation and vessel deliveries are integral tread of the company's financial progress and success.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $84,484.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: William C. Peterson

William C. Peterson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Director
Dates of Service: May 10, 2021 - Present
Responsibilities: Chief Executive of the company. The CEO has not yet taken a salary, but the CEO owns 8,665,000 shares in the company. Currently, Mr. Peterson runs a personal consulting business, Peterson Corporate Services LLC, which provides the majority of his income. He spends 60% of his time on Flying Ship and works on ad-hoc consulting contracts to supplement his income while developing the company. Mr. Peterson plans to focus 100% of his time on Flying Ship once the company receives funding.

Other business experience in the past three years:

Employer: Peterson Corporate Services LLC
Title: Principal
Dates of Service: February 01, 2015 - Present
Responsibilities: Primary advisor for aerospace and defense consulting services, including a

contract to consult for the UK Department for International Trade as their Aerospace & Space Specialist

Other business experience in the past three years:

Employer: NOVA Family Rentals, LLC
Title: COO
Dates of Service: June 03, 2020 - Present
Responsibilities: Responsible for finances and client relations for rental properties by NOVA Family Rentals, LLC

Other business experience in the past three years:

Employer: Ground Effect Technology, LLC
Title: Owner
Dates of Service: May 01, 2020 - Present
Responsibilities: Ground Effect Technology, LLC is currently focused on US Government programs and has common leadership with Flying Ship Technology, Corp.

Name: Gus Bateas

Gus Bateas's current primary role is with GMB Associates, L.L.C.. Gus Bateas currently services 30 hours per week at Flying Ship hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: COO
Dates of Service: May 10, 2021 - Present
Responsibilities: In charge of operations. The COO has not yet received a salary, but has received an agreement to receive 300,000 shares. Currently, Mr. Bateas runs a personal consulting business, GMB Associates, LLC, which provides the majority of his income. He spends 60% of his time on Flying Ship and works on ad-hoc consulting contracts to supplement his income while developing the company. Mr. Bateas plans to focus 100% of his time on Flying Ship once the company receives funding.

Other business experience in the past three years:

Employer: GMB Associates, L.L.C.
Title: President
Dates of Service: June 01, 2014 - Present
Responsibilities: Aerospace and defense consultancy services

Other business experience in the past three years:

Employer: Triumph Group
Title: VP, Global Strategic Site & Supply Chain
Dates of Service: September 01, 2015 - March 01, 2021
Responsibilities: Site and supply chain operations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: William C. Peterson
Amount and nature of Beneficial ownership: 8,665,000
Percent of class: 86.6

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 96,309 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 9,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any

other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 1,000,000 shares to be issued pursant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. For example, regulatory or supply chain obstacles may arise when developing

the product or customers may choose not to purchase the product when it is commercially available. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the maritime or aerospace industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,069,992.99 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational Flying Ship or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the

result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Flying Ship. Delays or cost overruns in the development of our Flying Ship and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are

subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace . It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Flying Ship Technologies, Corp. was formed on May 10, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Flying Ship Technologies, Corp. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Flying Ships are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value,

competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The following intellectual property has been filed by the CEO to support Flying Ship Technologies, Corp: 1. Patent Application No. 16/460,786 (provisional filing date July 3, 2018): Payload Transport And Delivery Method, System And Multi-platform Unmanned Cargo Delivery Vehicle that we no longer have immediate plans to use. The Flying Ship Technologies, Corp. CEO is the co-inventor. 2. Continuation in Part of the published application (so it will have the same filing date as 16/460,786) directed to a generic unmanned cargo wing in ground effect vessel. This continuation of the first patent will cover our suite of autonomous ground effect vessels. The Flying Ship Technologies, Corp. CEO is the sole inventor. 3. Patent Application No. 63/238,086 (filed on Aug 27, 2021): Maritime measurement device, system for measuring ground effect and automatically maintaining travel in ground effect and vessel automatically remaining in ground effect. Flying Ship Technologies, Corp. CEO is the sole inventor on this one. The three subject filed patent applications for the basis of the Flying Ship Vessel may be assigned upon securing stage funding to proceed with the continued development. The assignment of the patent applications require legal support and funding for assignment. The company plans and is committed to continue to develop state of the art technology and add to the portfolio of intellectual property to enhance the Flying Ship Vessel delivery system.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of

losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the Department of Transportation and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Flying Ship Technologies, Corp. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Flying Ship Technologies,

Corp. could harm our reputation and materially negatively impact our financial condition and business.

Patents and Intellectual Property:

The following intellectual property has been filed by the CEO to support Flying Ship Technologies, Corp: 1. Patent Application No. 16/460,786 (provisional filing date July 3, 2018): Payload Transport And Delivery Method, System And Multi-platform Unmanned Cargo Delivery Vehicle that we no longer have immediate plans to use. The Flying Ship Technologies, Corp. CEO is the co-inventor. 2. Continuation in Part of the published application (so it will have the same filing date as 16/460,786) directed to a generic unmanned cargo wing in ground effect vessel. This continuation of the first patent will cover our suite of autonomous ground effect vessels. The Flying Ship Technologies, Corp. CEO is the sole inventor. 3. Patent Application No. 63/238,086 (filed on Aug 27, 2021): Maritime measurement device, system for measuring ground effect and automatically maintaining travel in ground effect and vessel automatically remaining in ground effect. Flying Ship Technologies, Corp. CEO is the sole inventor on this one. The three subject filed patent applications for the basis of the Flying Ship Vessel may be assigned upon securing stage funding to proceed with the continued development. The assignment of the patent applications require legal support and funding for assignment. The company plans and is committed to continue to develop state of the art technology and add to the portfolio of intellectual property to enhance the Flying Ship Vessel delivery system.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The two and only officers of the Company do not currently receive a salary for their roles and also have other roles.

The Company's Chief Executive Officer and Chief Operating Officer both currently each have their own private consulting LLCs and the Chief Executive Officer is also involved in two other businesses. At this time, their primary sources of income come from these businesses and they dedicate approximately 60% of their time to Flying Ship. Both executives plan to focus 100% of their time on Flying Ship once the company receives additional funding.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

Flying Ship Technologies, Corp.

By   /s/ *William C. Peterson*

     Name: Flying Ship Technologies, Corp.

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

FLYING SHIP TECHNOLOGIES, CORP.

FINANCIAL STATEMENTS
AS OF INCEPTION (MAY 10, 2021)
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Flying Ship Technologies, Corp.
Leesburg, Virginia

We have reviewed the accompanying financial statements of Flying Ship Technologies, Corp., (the "Company,"), which comprise the balance sheet as May 10, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows As of Inception May 10, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 24, 2021
Los Angeles, California

As of	May 10, 2021
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Inventory	-
Other current assets	-
Total current assets	**-**
Total assets	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Other current liabilities	-
Loans, current	-
Total current liabilities	**-**
Non-Current Liabilities:	
Loans	-
Total liabilities	**-**
STOCKHOLDERS' EQUITY	
Common Stock, par value $0.001 12,000,000 shares authorized, 0 issued and outstanding	-
Subscription Receivable	-
Retained earnings/(Accumulated Deficit)	-
Total stockholders' equity	**-**
Total liabilities and stockholders' equity	**$ -**

See accompanying notes to financial statements.

Inception	May 10, 2021
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and adminstrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Income/(Loss) before provision for income taxes	-
Provision for income taxes	-
Net income/(Net Loss)	$ -

See accompanying notes to financial statements.

FLYING SHIP TECHNOLOGIES, CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in thousands, $US)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Shareholder Equity
	Shares	Amount			
Inception date (May 10, 2021)	-	$ -	$ -	$ -	$ -
Issuance of common stock	-	-	-	-	-
Issuance of preferred stock	-	-	-	-	-
Net income/(loss)		-		-	-
Balance—May 10, 2021	-	$ -	$ -	$ -	$ -

See accompanying notes to financial statements.

FLYING SHIP TECHNOLOGIES, CORP.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of Inception	May 10, 2021
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ -
Adjustments to reconcile net income to net cash provided/(used) by operating activities:	
Inventory	-
Other current liabilities	-
Net cash provided/(used) by operating activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Issuance of common stock	-
Net cash provided/(used) by financing activities	-
Change in cash	-
Cash—beginning of year	-
Cash—end of year	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Flying Ship Technologies, Corp., was formed on May 10, 2021 in the state of Delaware.   The financial statements of Flying Ship Technologies, Corp., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Leesburg, Virginia.

The Flying Ship Company has taken proven Soviet-era Ekranoplan technology that harnesses the aerodynamic principal of Ground Effect to create advanced, unmanned maritime shipping vehicles that fly just over the water. These Flying Ships will disrupt the global logistics industry with the combination of green technology and 21st century aerodynamics. Integrating these concepts dramatically decreases vehicle cost, improves energy efficiency and reduces CO_2 emissions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Intangible Assets

The Company will capitalize its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years. The three subject patents for the basis of the Flying Ship Vessel will be assigned upon securing stage funding to proceed with the continued development. The assignment of the patents require legal support and funding for assignment. The company plans and is committed to continue to develop state of the art technology and add to the portfolio of patents to enhance the Flying Ship Vessel delivery system.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sales of its flying ships services to customers.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 10, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 24, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statement.

3.   DEBT

The company currently has no debt.

4.   SHAREHOLDERS' EQUITY

The Company has authorized 12,000,000 shares of $0.001 par value Common Stock. As of May 10, 2021 (inception), no shares were issued or outstanding.

5.   RELATED PARTIES

There are no related party transactions.

6.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of May 10, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 24, 2021 the date the financial statements were available to be issued.

As of May 10, 2021, the Company issued 9,000,000 shares of common stocks to its founders.

On June 21, 2021, the Company secured a Master Services Agreement with a certain customer in which the company is to provide the customer with 20 Flying Ships for a total amount of $100,000,000. The Company will provide 5 flying ships in 2023 and 15 ships in 2024. The Company will receive $5,000,000 annal base per year per flying ship. The global European customer has agreed to add to their portfolio of delivery systems to enhance their capabilities in Europe. Our confidentiality agreement precludes us from disclosing the company's name and location. Funding will be utilized to support this and other future sales of the Flying Ship Vessels.\

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, William C. Peterson, Principal Executive Officer of Flying Ship Technologies, Corp., hereby certify that the financial statements of Flying Ship Technologies, Corp. included in this Report are true and complete in all material respects.

William C. Peterson

CEO